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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                       KAUFMAN AND BROAD HOME CORPORATION
                       ----------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                  48 61 68 107
                                 (CUSIP Number)


                             Kimberly N. King, Esq.
            Corporate Secretary and Director, Corporate Legal Affairs
                       Kaufman and Broad Home Corporation
                              10990 Wilshire Blvd.
                              Los Angeles, CA 90024
                                  310-231-4000

            ---------------------------------------------------------
  (Name, address and telephone number of person authorized to receive notices and communications)


             (Date of event which requires filing of this statement)
                                February 8, 2000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement:          [ ]


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1.       Name of Reporting Person:

         Wachovia Bank, N.A, Trustee for the Kaufman and Broad Home Corporation Grantor Stock Trust

         S.S. or I.R.S. Identification Number of Above Person:  56-6550684

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2.       Check the Appropriate Box if a Member of a Group               (a)  [ ]

         Not Applicable                                                 (b)  [ ]

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3.       SEC Use Only

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4.       Source of Funds   SC, OO

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5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [ ]

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6.       Citizenship or Place of Organization:  Delaware

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Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power:  0

8.       Shared Voting Power:  6,491,400 *

9.       Sole Dispositive Power:  0

10.      Shared Dispositive Power: 6,491,400 *

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person:6,491,400*

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

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13.      Percent of Class Represented by Amount in Row: 13.50% as of
         February 8, 2000

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14.      Type of Reporting Person:  BK, EP

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*        Subject to disclaimer



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The filing of this statement on Schedule 13D by the Kaufman and Broad Home
Corporation Grantor Stock Trust (the "Trust") does not constitute, and should not be construed as, an admission that either the Trust or Wachovia Bank, N.A., as trustee of the Trust (the "Trustee"), beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended to read in its entirety as follows:

"On August 27, 1999, the Issuer and the Trustee, as trustee for the Trust, entered into a trust agreement creating the Trust (the "Trust Agreement"), and the Issuer authorized the Trust to purchase up to $75,000,000.00 of Common Stock of the Issuer, in exchange for a promissory note in the amount of $75,000,000.00 (the "First Note"). The First Note is payable in annual installments through the year 2003 with a final balloon payment being due on August 27, 2004 for any outstanding balance. On November 30, 1999, the Issuer authorized the Trust to purchase up to an additional $175,000,000.00 of Common Stock of the Issuer, in exchange for a second promissory note in the amount of $175,000,000.00 (the "Second Note"; together with the First Note, the "Notes"). The Second Note is payable in annual installments through the year 2008 with a final balloon payment being due on August 27, 2009 for any outstanding balance. The Trustee may draw the entire amount of the Notes or may make multiple draws upon the Notes as is necessary to purchase the Common Stock. The Notes bear interest at the rate of Midterm AFR Rate in effect on the date that any principal is advanced under the Notes. Principal and interest on the Notes are expected to be repaid through contributions to the Trust by the Issuer and dividends received on the shares of Common Stock issued to the Trust. The amount of principal due on the Notes is directly related to the number of shares of Common Stock purchased by the Trust. To date, pursuant to the First Note, the Trust has borrowed $64,686,018.00 and has purchased 2,721,600 shares of Common Stock; pursuant to the Second Note, the Trust has borrowed $83,275,999.50 and has purchased 3,778,400 shares of Common Stock. The Trust has purchased the Common Stock in four transactions. In the first transaction, on August 27, 1999, the Trust purchased 381,900 shares of Common Stock from


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the Company; in the second transaction, on November 16, 1999, the Trust purchased an additional 2,339,700 shares of Common Stock from the Company; in the third transaction, on November 30, 1999, the Trust purchased an additional 1,031,000 shares of Common Stock from the Company; and in the fourth transaction, on February 8, 2000, the Trust purchased an additional 2,747,400 shares of Common Stock from the Company. The Company originally purchased the shares of Common Stock described pursuant to its previously announced, ongoing Common Stock repurchase program.

From December 17, 1999 through February 8, 2000, the Trust has issued 8,600 shares of Common Stock previously purchased from the Company to satisfy awards or other stock contributions under the Company's employee benefit plans."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The first sentence of the first sentence of the first paragraph of Item 5 is amended to read in its entirety as follows:

"The Trust holds 6,491,400 shares of Common Stock or 13.50% of the Company's outstanding shares of Common Stock, as to which it may be deemed to have shared voting and dispositive power."

The filing of this Statement on Schedule 13D by the Trust does not constitute, and should not be construed as, an admission that either the Trust or the Trustee beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

(a) Exhibits from prior filings of this 13D are incorporated by reference herein.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  2/10/00                                   WACHOVIA BANK, N.A., TRUSTEE
        -------                                   -----------------------------
                                                  NAME:   JOHN N. SMITH, III
                                                  TITLE:  SENIOR VICE PRESIDENT